Exhibit 99.2

Brookfield Infrastructure Partners Announces First Quarter 2010 Results

HAMILTON, BERMUDA--(Marketwire - May 4, 2010) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) (TSX: BIP.UN) today announced its results for the period ended March 31, 2010, as well as those of its subsidiary, Brookfield Infrastructure L.P. (together with its subsidiaries "Brookfield Infrastructure")(1)(2).

Funds from operations ("FFO")(3) for Brookfield Infrastructure totalled $44.6 million ($0.42 per unit) for the period ended March 31, 2010, compared to FFO of $8.8 million ($0.23 per unit) in 2009. On an equity base of $1.9 billion, this implies an AFFO yield(4) of 7.9% driven by Brookfield Infrastructure's Utilities and Fee for Service businesses which generated strong yields offset by its Timber business, which will not generate a normalized yield until log prices further recover and harvest levels are increased. FFO per unit increased by 83% over the prior year, largely as a result of the November 2009 investment in the Prime Infrastructure recapitalization. For the three month period, Brookfield Infrastructure's distribution of $0.275 per unit implied a payout of 66% of FFO, which is near the mid-point of its targeted payout ratio of 60% to 70%. Brookfield Infrastructure believes this payout ratio is at a level that provides sufficient liquidity to invest in growth opportunities within its business as well as to increase its dividend at its target of 3% to 7% per annum.

Beginning this quarter, Brookfield Infrastructure has re-grouped the segments in which it will report its results. Prospectively, it will have three segments: 1) its Utilities platform which includes DBCT, Transelec, Ontario Transmission, Powerco and IEG's connections business; 2) its Fee for Service platform which includes NGPL, WestNet Rail, PD Ports, Euroports, IEG's distribution business and TGN; and 3) its Timber platform.

Brookfield Infrastructure's Utilities platform generated FFO of $27.3 million, a 240% increase over the same period in 2009, and its Fee for Service platform posted FFO of $26.4 million compared to $nil in 2009. The increase in FFO in the Utilities and Fee for Service platforms was consistent with expectations and was primarily attributable to the full period contribution from its recently acquired businesses. As a result of the price environment and a reduction in harvest levels to preserve inventory value, FFO from Brookfield Infrastructure's timber operations totalled $1.8 million, in-line with the comparable period in 2009. While timber prices have improved substantially from the lows experienced in the second quarter of 2009, prices for Brookfield Infrastructure's high margin Douglas-fir product are not at levels that warrant increasing its harvest level. However, prices in the export markets remain strong, with whitewood sold into the Korean market at price levels above the five year average, net of transportation costs. Brookfield Infrastructure is increasing the harvest of this product to more normalized levels.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis:
	Three months ended March 31
US$ millions (except per unit amounts)	2010	2009
FFO	$44.6	$8.8
– per unit(5)	$0.42	$0.23
Net loss	$(1.4)	$(5.0)
– per unit(5)	$(0.01)	$(0.13)

The following table presents both net income and FFO by segment:

	Three months ended March 31
US$ millions, unaudited	2010	2009
Net income (loss) by segment
Utilities	$10.8	$3.7
Fee for service	9.8	-
Timber	2.7	(4.1)
Corporate	(24.7)	(4.6)
Net loss	$(1.4)	$(5.0)

FFO by segment
Utilities	$27.3	$11.5
Fee for service	26.4	―
Timber	1.8	1.8
Corporate	(10.9)	(4.5)
FFO	$44.6	$8.8

"Following our investment in the Prime Infrastructure recapitalization in November, our efforts have been focused on integrating these new assets into our operating platforms and developing strategic plans for each of our new businesses," said Sam Pollock, Chief Executive Officer of Brookfield's Infrastructure Group. "We are very excited about our prospects as we see considerable opportunities to invest in organic growth initiatives around our operations which are benefitting from economic growth, strong demand for commodities, and new climate change-related government policies."

Distribution Declaration
The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.275 per unit, payable on June 30, 2010 to unitholders of record as at the close of business on May 31, 2010.

Information on the Partnership's declared distributions can be found on the Partnership's website under Investor Relations/Distributions.

International Financial Reporting Standards ("IFRS")
The Partnership adopted International Financial Reporting Standards ("IFRS") effective January 1, 2009 during the period. Accordingly, the Partnership's financial statements and the financial statements of Brookfield Infrastructure for the three months ended March 31, 2010 have been prepared in accordance with IFRS with the restatement of comparative periods. This change was made in light of Brookfield Infrastructure's recent investments in Prime Infrastructure, DBCT and PD Ports, which use IFRS as their primary basis of accounting. In 2007, the U.S. Securities and Exchange Commission ("SEC") adopted rules that permit foreign private issuers to prepare financial statements included in their filings with the SEC in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") without reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP").

IFRS are premised on a framework similar to U.S. GAAP; however, significant differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS did not have a material impact on its or Brookfield Infrastructure's reported cash flow, it did have a material impact on its and Brookfield Infrastructure's financial position and results of operations. Further details of the impact are provided in the Supplemental Information package.

Additional Information
The Letter to Unitholders and the Supplemental Information for the three months ended March 31, 2010 contain further information on Brookfield Infrastructure's strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P. (NYSE: BIP) (TSX: BIP.UN) operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners' website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, "will", "tend", "seeks", "participate" "expect", "targeting", "positioned", "have opportunities", and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding our ability to participate in the global market recovery, our capacity to take advantage of opportunities in the marketplace, acquisition opportunities in Brookfield Infrastructure's targeted sectors and its ability to capitalize on such opportunities, the future prospects of the assets that Brookfield Infrastructure operates, Brookfield Infrastructure's plans for growth through acquisitions, and expected returns for such opportunities. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and related regulatory developments, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

(1) The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. ("Brookfield") and its affiliates own the remaining 41% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield's interest can be converted into an equivalent interest in the Partnership. Financial statements for Brookfield Infrastructure and the Partnership are included in this news release.

(2) Brookfield Infrastructure's first quarter 2010 results outlined above reflect the adoption of International Financial Reporting Standards following the recent investments in Prime Infrastructure, DBCT and PD Ports, which used IFRS as their primary basis of accounting. In addition, to assist Brookfield Infrastructure's unitholders in evaluating the performance of its expanded operations, the results are reported according to a new categorization of platforms, grouped according to similarities in underlying revenue frameworks: Utilities, Fee for Service and Timber.

(3) FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership's Supplemental Information for the three months ended March 31, 2010 at www.brookfieldinfrastructure.com.

(4) AFFO yield is equal to maintenance capital expenditures divided by average partnership capital, expressed on an annualized basis.

(5) Per unit FFO and per unit net income for Brookfield Infrastructure is equivalent to per unit FFO and per unit net income for the Partnership as Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Assuming conversion, the average number of units outstanding on a fully diluted weighted average basis for the first quarter of 2010 was approximately 106.7 million (Q1 - 2009 - 38.8 million).

Brookfield Infrastructure L.P.
Balance Sheets

(unaudited, in millions of U.S. dollars)	As of March 31, 2010	As of December 31, 2009

Assets

Current assets
Cash and cash equivalents	$49.2	$58.3
Accounts receivable and other	9.4	18.2
Total current assets	58.6	76.5

Equity accounted investments	1,741.7	1,759.4
Property, plant and equipment	211.0	204.7
Other assets	3.9	3.8
Deferred taxes	13.0	13.0
	$2,028.2	$2,057.4

Liabilities and Partnership Capital

Liabilities
Current liabilities
Accounts payable and other liabilities	$21.8	$21.9

Corporate borrowings	―	―
Non-recourse borrowings	118.1	114.0
Deferred tax liabilities	7.0	7.5
Preferred shares	20.0	20.0
Redeemable partnership units	726.6	726.6

Partnership Capital
Partnership capital	1,134.7	1,167.4
	$2,028.2	$2,057.4

Brookfield Infrastructure L.P.
Statements of Operations

	For the three months ended March 31
(unaudited, in millions of U.S. dollars)	2010	2009

Revenues	$8.5	$7.2
Cost of sale	(2.9)	(0.4)
Depreciation expense	(1.8)	(1.7)
Gross margin	3.8	5.1
Selling, general and administrative	(7.5)	(4.4)
Dividend income	―	0.3
Other (expense) income	(1.7)	(0.5)
	(5.4)	0.5
Interest expense	(3.4)	(3.9)
Net (loss) income before below noted items	(8.8)	(3.4)
Income tax expense	0.8	(0.7)
Earnings (losses) from equity accounted investments	6.6	(0.9)
Net (loss) income	$(1.4)	$(5.0)

Brookfield Infrastructure L.P.
Statements of Cash Flow

	For the three months ended March 31
(unaudited, in millions of U.S. dollars)	2010	2009

Operating activities
Net (loss) income	$(1.4)	$(5.0)
Adjustments for non-cash items:
Earnings (losses) from equity accounted Investments	(6.6)	0.9
Deferred tax expense (recovery)	(0.8)	0.2
Depreciation expense	1.8	1.7
Change in non-cash working capital, net	10.5	13.1
Cash provided by operating activities	3.5	10.9

Financing activities
Distributions to unitholders	(29.3)	(10.1)
Repayments on credit facilities	―	(28.0)
Repurchase of units	―	(7.6)
Cash used in financing activities	(29.3)	(45.7)

Investment activities
Dilution of interest in Brookfield sponsored infrastructure fund	21.1	―
Sale of partial interest in direct investment in DBCT	7.3	―
Acquisition of additional interest in Brookfield sponsored infrastructure fund	(10.5)	―
Additions to property, plant and equipment	(1.2)	(0.2)
Net proceeds from hedge settlement	―	34.4
Acquisition of PPP assets	―	(2.9)
Cash provided by investing activities	16.7	31.3

Cash and cash equivalents
Change during the period	(9.1)	(3.5)
Balance, beginning of period	58.3	9.2
Balance, end of period	$49.2	$5.7

Brookfield Infrastructure Partners L.P.
Balance Sheets

(unaudited, in millions of U.S. dollars)	As at March 31, 2010	As at December 31, 2009

Assets

Equity accounted investment(6)	$1,120.9	$1,140.3

Liabilities and Partnership Capital

Accumulated other comprehensive income	$77.9	$79.1
Partnership capital	1,043.0	1,061.2
	$1,120.9	$1,140.3

Brookfield Infrastructure Partners L.P.
Statements of Operations

(unaudited, in millions of U.S. dollars)	For the three months ended March 31
	2010	2009

Earnings from equity accounted investment(7)	$(0.8)	$(3.0)
Net income	$(0.8)	$(3.0)

(6) Brookfield Infrastructure Partners L.P.'s (the "Partnership") sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which it accounts for using the equity method. As a result, the Partnership's balance sheet reflects 59% of Brookfield Infrastructure's balance sheet.

(7) Brookfield Infrastructure Partners L.P.'s (the "Partnership") sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which it accounts for using the equity method. As a result, the Partnership's balance sheet reflects 59% of Brookfield Infrastructure's balance sheet.

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners' 2010 first quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The first quarter 2010 results conference call can be accessed via webcast on May 4, 2010 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

For more information, please contact:

Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management Inc.
Tel: 416-359-7871
Email: mbotha@brookfield.com

Media:
Katherine Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management Inc.
Tel: 416-369-8246
Email: kvyse@brookfield.com